THIS SCHEDULE 13D WAS PREVIOUSLY FILED IN PAPER FORMAT AND IS NOW
BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE 101(a)(2)(ii) OF
REGULATION S-T AND RULE 13d-2(c) UNDER THE SECURITIES EXCHANGE
ACT OF 1934.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D**

            Under the Securities Exchange Act of 1934
                      (Amendment No.    )*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                            268613106
---------------------------------------------------------------
                         (CUSIP Number)

                       Mr. Ervin D. Cruce
      2000 First City Bank Tower, Fort Worth, Texas  76102
                         (817) 877-0477
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         August 31, 1989
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement
[X].
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 54,100,000, which constitutes approximately 38.0% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 142,536,696 shares outstanding. Unless otherwise specifically stated, all ownership percentages set forth herein assume that there are 88,436,696 shares outstanding.
PAGE

                               13D

CUSIP No.   268613106                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Airlie Group, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

PAGE

                               13D

CUSIP No.   268613106                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EBD, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

PAGE

                               13D

CUSIP No.   268613106                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dort A. Cameron, III
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Dort A. Cameron, III is a citizen of the United States
      of America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________

                               13D

CUSIP No.   268613106                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MHM Texas, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

                               13D

CUSIP No.   268613106                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morton H. Meyerson
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Morton H. Meyerson is a citizen of
    the United States of America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________

                               13D

CUSIP No.   268613106                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Milley & Company
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contribution from Stockholder
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

                               13D

CUSIP No.   268613106                         Page 8 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Alexander M. Milley is a citizen of the
    United States of America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5(a)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5(a)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________

                               13D

CUSIP No.   268613106                         Page 9 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contributions from Partners
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   See Item 5(b)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5(b)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See Item 5(b)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         See Item 5(b)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000,000 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.9% (2)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise in full of an option to acquire such shares as described in Item 4
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 100,436,696 shares outstanding.
PAGE

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.001 per share (the "Stock"), of ELXSI Corporation (the "Issuer").
The principal executive offices of the Issuer are located at 2334
Lundy Place, San Jose, California 95131.

Item 2.  Identity and Background.

     (a) Pursuant to Rules 13d-l(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"),the undersigned hereby file this Schedule 13D Statement on behalf of The Airlie Group, L.P., a Delaware limited partnership ("TAG"), EBD, L.P., a Delaware limited partnership ("EBD"), Dort A Cameron, III ("DAC"), MHM Texas, Inc., a Texas corporation ("MHM Texas"), Morton H. Meyerson ("MHM"), Milley & Company, a Delaware corporation ("MAC"), Alexander M. Milley ("AMM") and ELX Limited Partnership, a Delaware limited partnership ("ELX"). TAG, EBD, DAC, MHM Texas, MHM, MAC, AAM and ELX are sometimes hereinafter referred to as the "Reporting Persons."

     (b) - (c)

     TAG

     TAG is a Delaware limited partnership. The principal business of TAG is the purchase, sale, exchange, acquisition and holding of investment securities.The principal business address of TAG, which also serves as its principal office,is 2000 First City Bank Tower, Fort Worth, Texas 76102.Pursuant to Instruction C to Schedule 13D of the Act,information with respect to EBD,the sole general partner of TAG,is set forth below.

     EBD

     EBD is a Delaware limited partnership. The principal business of EBD is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office,is 2000 First City Bank Tower, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DAC and MHM Texas, the general partners of EBD, is set forth below.

     DAC

     DAC's principal occupation or employment is serving as one of two general partners of EBD.DAC's business address is 115 East
Putnam Avenue, Greenwich, Connecticut 06830.

     MHM Texas

     MHM Texas is a Texas corporation.The principal business of MHM Texas is serving as one of two general partners of EBD. The principal business address of MHM Texas, which also serves as its principal office, is 5310 Harvest Hill Road, Suite 200, Dallas, Texas 75230. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to each director and executive officer of MHM Texas are as follows:

                    Residence or             Principal Occupation
Name                Business Address         or Employment

MHM                 See answers below        See answers below.

Ervin D. Cruce      2000 First City Bank     Executive with TAG
                      Tower
                    Fort Worth, Texas 76102

     MHM

     MHM's principal occupation or employment is investing for his own account. MHM's business address is 5310 Harvest Hill
Road, Suite 200, Dallas, Texas 75230.

     MAC

     MAC is a Delaware corporation. The principal business of MAC is the purchase, sale, exchange, acquisition and holding of securities of the Issuer. The principal business address of MAC, which also serves as its principal office, is 115 East Putnam Avenue, Greenwich, Connecticut 06830. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to AMM, the sole director, executive officer and stockholder of MAC, is set forth below.

     AMM

     AMM's principal occupation or employment is serving as the President of Winchester National, Inc. ("WNI"). AMM's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

     WNI, a Delaware corporation, is a private investment and management consulting firm specializing in structuring and arranging mergers and acquisitions. The principal business address of WNI, which also serves as its principal office, is 115
East Putnam Avenue, Greenwich, Connecticut 06830.

     ELX

     ELX is a Delaware limited partnership. The principal business of ELX is the purchase, sale, exchange, acquisition and holding of securities of the Issuer. The principal business address of ELX, which also serves as its principal office, is 115 East Putnam Avenue, Greenwich, Connecticut 06830. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to AMM, the sole general partner of ELX, is set forth above.

     (d)  None of the entities or persons identified in this Item
2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

Reporting Person    Source of Funds          Amount of Funds

TAG                 Working Capital(1)       $6,762,500.00(2)

EBD                 Not Applicable           Not Applicable

DAC                 Not Applicable           Not Applicable

MHM Texas           Not Applicable           Not Applicable

MHM                 Not Applicable           Not Applicable

MAC                 Contribution from
                      Stockholder(3)         $6,762,500.00(2)

AMM                 Not Applicable           Not Applicable

ELX                 Contributions
                      from Partners(3)       $1,500,000.00(4)

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the aggregate amount of funds to be used by TAG and MAC to acquire 24,000,000 shares of the Stock and to acquire 30,100,000 shares of the Stock issuable upon exercise of the Issuer's Series A Warrants (assuming the exercise in full of such Warrants), and does not reflect an aggregate $50,000 placement fee to be paid to TAG and MAC by the Issuer. The allocation of such shares between TAG and MAC and the amount of funds to be used by each of them has not yet been determined. See Item 4.

     (3) None of the funds reported herein as "Contribution from Stockholder" or "Contributions from Partners" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) This figure assumes the exercise in full by ELX of its option to acquire up to 12,000,000 shares of the Stock as described in Item 4.

Item 4.  Purpose of Transaction.

     On August 31, 1989, TAG, MAC and the Issuer entered into a Stock and Note Purchase Agreement (the "Purchase Agreement"), pursuant to which the Issuer has agreed to sell and issue to TAG and MAC (i) an aggregate of 24,000,000 shares (the "Purchased Shares") of the Stock for $3,000,000 in cash, (ii) $2,000,000 face amount 15% senior subordinated ten-year notes (the "Notes"), and Series A Warrants (the "Series A Warrants") to purchase 30,100,000 shares of the Stock (the "Series A Warrant Stock") at an exercise price of $0.125 per share. The following description of the Purchase Agreement and of the other documents to be entered into in connection therewith, including without limitation the forms of Registration Rights Agreement (the "Registration Rights Agreement"), Note, Series A Warrant, Management Agreement between the Issuer and Winchester National, Inc. (the "Management Agreement"), Standstill Letter to be executed by certain stockholders of the Issuer (the "Standstill Letters") and the Option Agreement dated as of August 31, 1989, between TAG and MAC (the "Option Agreement"), copies of which documents are attached hereto as Exhibits B through H, respectively, is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Purchase Agreement and to such other documents.

Purchase Agreement

     Pursuant to the Purchase Agreement, the Board of Directors of the Issuer (the "Board"), at or prior to the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), will increase the size of the Board to nine directors, and five persons selected by TAG and MAC, including AMM, will be elected by the Board to serve as directors of the Issuer until the next annual meeting of the Issuer's stockholders. In addition, one of the existing members of the Board will resign and will be replaced by a new director unaffiliated with TAG or MAC. In addition, as of the Closing each officer of the Issuer who is requested by TAG and MAC to resign his position shall have tendered his resignation, effective immediately following the Closing.

          Pursuant to the Purchase Agreement, MAC will direct the allocation between TAG and MAC of the 24,000,000 shares of the Stock to be purchased by them, of the Notes and the attached Series A Warrants and of any fees payable to TAG and MAC by the Issuer prior to the Closing.

          At the request of the Board and provided that there is no event of default under the Notes, TAG shall purchase from the Issuer up to an additional $5,000,000 (the "Additional Debt Commitment") in promissory notes (the "Additional Notes") of the Issuer substantially in the form of the Notes, except that the interest rate shall be 600 basis points above the highest of
(a) the three-month Treasury bill rate, (b) the 10-year Treasury bill note rate, and (c) the 30-year Treasury bond rate. The Additional Debt Commitment shall terminate on July 1, 1994, or if TAG continues in existence beyond that date, such later date as the partners of TAG may choose but in no event later than September 30, 1999. The Issuer must pay TAG, in arrears on each anniversary of the date of the Closing, a sum calculated at the rate of 1% per annum on the amount of the Additional Debt Commitment until the earlier of the date that the Additional Notes are purchased and the date the Additional Debt Commitment is terminated as provided above.

          Under the Purchase Agreement, the Issuer has agreed that, subject to fiduciary obligations under applicable law, neither the Issuer nor ELXSI, a California corporation that is a wholly-owned subsidiary of the Issuer (the "Subsidiary"), shall take any action, directly or indirectly, to cause, promote or authorize any transaction competing or interfering with any of the transactions contemplated by the Purchase Agreement, including without limitation any merger, consolidation or reorganization, acquisition or disposition of assets, tender offer or exchange offer.

The Purchase Agreement sets forth conditions to the parties' respective obligations to consummate the Closing, including conditions that there shall have not been made or publicly proposed (except by TAG and MAC) any transactions competing or interfering with the transactions contemplated by the Purchase Agreement, that the Issuer shall have taken steps as to the restructuring the Subsidiary which are reasonably satisfactory to TAG and MAC, that the Board shall have been restructured as set forth above and that each of the Notes, the Series A Warrants, the Management Agreement, the Standstill Letters and the Registration Rights Agreement shall have been duly authorized (as applicable), executed and delivered.

     The Purchase Agreement may be terminated, inter alia, by either the Issuer or TAG and MAC if the Closing has not occured on or before September 30, 1989, by the Issuer for any reason, or by TAG and MAC if the Issuer engages in a transaction with a third party that results in the utilization of $10,000,000 or more of the Issuer's net operating losses.

     The Purchase Agreement provides that the Issuer shall reimburse TAG and MAC for legal fees and expenses of up to an aggregate of $250,000 in certain circumstances, including the Issuer's unilateral termination of the Purchase Agreement as set forth above. The Issuer will also pay TAG and MAC a placement fee of $50,000 at the Closing. The Closing is expected to occur approximately September 21, 1989.

Registration Rights Agreement

     At the Closing, the Issuer, TAG and MAC will enter into the Registration Rights Agreement, pursuant to which the Issuer will grant the registration rights described below to the holders of any of the Purchased Shares, the Series A Warrant Stock, any of the Series A Warrant Stock issuable upon exercise of the Series A Warrants and, in certain circumstances, the Series A Warrants (collectively, the "Registrable Securities").

Upon receipt of a written request from the holders of more than 50% of the Registrable Securities (for purposes of such calculation, counting the Series A Warrants as if they were fully exercised), the Issuer will file a registration statement on Form S-1 or Form S-3 of the Securities and Exchange Commission (the "Commission") to register under the Securities Act of 1933, as amended (the "Securities Act"), all of the eligible Registrable Securities requested to be included in the registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend. The Issuer is not obligated to file more than a total of seven such registration statements on Form S-1 or more than one such registration statement on Form S-1 per year, and the Issuer is not obligated to file any registration statement on Form S-1 unless the aggregate offering price of such registration is $1,500,000 or more. There is no limit on the number of registrations or aggregate price for registrations on Form S-3 that the holders of Registrable Securities may request.

     If at any time the Issuer proposes to file a registration statement under the Securities Act on any form, except as described below, registering securities to be sold for cash with respect to its Common Stock or any other class of equity security, it will give written notice to the holders of Registrable Securities and include in such filing the number of shares of Registrable Securities for which such holders request registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend. The holders of Registrable Securities will not have such incidental registration rights with respect to any registration by the Issuer on the Commission's Form S-4, S-8 or S-18 or a successor form to any of them, or a registration pursuant to contractual demand registration rights under which other shares of the Stock may not be so registered. Except as described in the preceding sentence, there is no limit on the number of incidental registrations permitted.

     The Issuer will pay all expenses of any such requested or incidental registration, except that each holder of Registrable
Securities must pay all underwriting discounts and commissions applicable to its Registrable Securities included in the registration.

     The Registration Rights Agreement includes certain other customary terms, including indemnification and standstill provisions.

Notes

     At the Closing, the Issuer will issue to TAG and MAC an aggregate of $2,000,000 face amount of Notes. The Notes bear interest at the rate of the lesser of 15% per annum or the maximum amount permitted by law, payable quarterly in arrears commencing November 15, 1989. Overdue principal will bear interest at the rate of 16% per annum.

     On each of the sixth, seventh, eighth and ninth anniversaries of the date of the Closing and at maturity, September 30, 1999, the Issuer will make a mandatory principal payment of $400,000. In the event the Issuer, other than in the ordinary course of business, sells assets worth, in the aggregate, $2,000,000 or more in any fiscal year, the proceeds of such sale will be applied first to the prepayment of principal and accrued interest on any indebtedness or guarantee of or by the Issuer that is senior to the Notes (the "Senior Debt") and then to a mandatory prepayment of principal of the Notes. As long as the Issuer has no outstanding Senior Debt, the Issuer may voluntarily prepay, in whole or in part, the principal of the Notes with accrued interest thereon at any time; provided, however, that on the date of such prepayment the Issuer will also pay a prepayment charge, such amount to decline ratably each year until maturity, at which time no such prepayment charge will be due. Voluntary prepayments will be applied first to interest and then to principal.

     Pursuant to the terms of the Notes, the Issuer has agreed that, as long as any indebtedness is outstanding under the Notes, it will, among other things, provide each holder of the Notes with certain information and use the proceeds of the sale of the Notes solely to fund the purchase price and certain expenses of proposed acquisitions.

     In addition, the Issuer has agreed that, without the prior written consent of the holders of the Notes, neither it nor the Subsidiary will (i) create, incur or become liable for any new debt (as defined in the Notes) unless certain financial tests are met, (ii) permit the consolidated net worth of the Issuer and its subsidiaries to fall below certain defined amounts, (iii) incur operating lease rental obligations of the Issuer above certain defined amounts, (iv) declare, pay or make any dividend or distribution on any shares of the Issuer's capital stock unless certain financial tests are met, (v) merge, consolidate or sell, lease, transfer or otherwise dispose of all or any substantial portion of its assets, (vi) make loans or advances to directors, officers or employees of the Issuer who are "affiliates" (as such term is defined in the Act) of MAC, or (vii) issue or sell redeemable stock which is exchangeable for debt of the Issuer unless such debt has a maturity which is longer than the maturity of the Notes.

     The holders of the Notes may, by written notice to the Issuer, declare the Notes due and payable if, inter alia, a majority of the Issuer's Board of Directors consists of directors whose election MAC has not approved in advance in writing.

     Until the payment in full of any Senior Debt, payment of interest or principal on the Notes is subordinated to payment of Senior Debt.

Series A Warrants

     At the Closing, the Issuer will issue TAG and MAC the Series
A Warrants.

     The Series A Warrants are exercisable, in whole or in part, at any time from the date of the Closing until the seventh anniversary thereof, to purchase an aggregate of 30,100,000 shares of the Stock at a price of $0.125 per share, subject to antidilution adjustment.

     If, as a consequence of any restriction imposed by any governmental authority under United States antitrust law, any holder of the Series A Warrants is unable to exercise all or any portion thereof without significant delay or loss of rights and the holder is unable to sell the Series A Warrants, on terms reasonably acceptable to such holder, to a third party who would not be subject to such restriction or law, then, upon written notice to the Issuer, the Issuer will repurchase from such holder all or the portion of the Series A Warrants designated in the notice for an amount equal to the "spread" on the warrants purchased.

Management Agreement

     At the Closing, the Issuer and WNI will enter into the Management Agreement, pursuant to which the Issuer will retain WNI to render advice and services to the Issuer with respect to its business and financial management and long-range planning. The term of the Management Agreement will be from the date of Closing until September 30, 1992. Thereafter, the Management Agreement will continue in effect at the option of WNI if a majority of the Issuer's disinterested directors approve, but may be terminated by either party upon 90 days prior written notice.

     As compensation for its services under the Management Agreement, WNI will receive from the Issuer $500,000 per annum commencing, and continuing thereafter, as soon as the Issuer has Operating Income (as defined in the Management Agreement) of $1,250,000 as at the end of any fiscal quarter. Such fee will be discontinued as of the month immediately following a fiscal year in which the Issuer's Operating Income is less than $4,000,000 and will be reinstated in the month immediately following the first fiscal quarter after such discontinuance in which the Issuer has Operating Income of at least $1,250,000 as at the end of such fiscal quarter. The Issuer will reimburse WNI monthly for all reasonable expenses.

     WNI will operate and perform as an independent contractor to the Issuer, which will indemnify WNI and hold it harmless against any and all loss, damage or liability incurred by WNI in connection with or as a result of its rendering the services under the Management Agreement, except losses, damages or liability resulting from WNI's gross negligence or willfull misconduct.

Standstill Letters

     At or prior to the Closing, TAG and MAC shall have received Standstill Letters executed by certain stockholders of the Issuer pursuant to which each of such stockholders generally agrees not to sell, transfer or otherwise dispose of any shares of the Issuer's capital stock held by it or to acquire any such shares or any rights to acquire such shares for a period of three years after the Closing.

Option Agreement

     Pursuant to the Option Agreement, ELX has the option to acquire from TAG up to an aggregate of 12,000,000 shares of the Stock for the per share purchase price of $0.125, subject to antidilution adjustment (the "Option"). The Option is exercisable in whole or in part (subject to a minimum aggregate exercise price of $100,000) from time to time prior to September 30, 1996; provided, that if the existence of TAG terminates on or after July 1, 1994 and prior to September 30, 1996, then the Option shall terminate on such termination date so long as TAG has given ELX 60 days prior written notice of such termination.

     Pursuant to the Option Agreement, any encumbrance or disposition of shares of the Stock by TAG that would result in TAG's holding less than the aggregate number of shares of the Stock then subject to the Option shall be null and void.

     The Option shall terminate immediately upon AMM's ceasing to hold at least $250,000 principal amount of Notes (so long as the Notes remain outstanding), or upon a majority of the Issuer's
Board consisting of directors whose election has not been approved by AMM.

     Following the transactions described above, TAG and MAC will control the Issuer's Board of Directors. TAG and MAC have informed the Issuer that they intend to cause the Issuer to pursue an active program of acquiring and managing middle market manufacturing and distribution companies, utilizing the Issuer as an acquisition vehicle. TAG and MAC intend to cause the Issuer to seek to acquire businesses with established market positions and a history of steady profitability.

     Because the Issuer has entered into the Purchase Agreement without stockholder approval, shares of the Stock may cease to be listed on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System under the terms of the NMS Listing requirements (as revised in February, 1989).

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of the Stock that the Reporting Persons (other than ELX) own beneficially, pursuant to Rule 13d-3 of the Act, is 54,100,000, which constitutes approximately 38.0% of the 142,536,696 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. TAG and MAC have entered into a binding commitment to purchase 24,000,000 of such shares of the Stock and will obtain the right to acquire 30,100,000 of such shares of the Stock upon the due authorization, issuance and delivery to them of the Series A Warrants as described in Item 4. The allocation of such shares of the Stock between TAG and MAC has not yet been determined. Pursuant to Rule 13d-4 of the Act, each Reporting Person disclaims beneficial ownership of all such shares.

     TAG

     The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, has not yet been determined.

     EBD

     Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares of the Stock as are beneficially owned by TAG. The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, has not yet been determined.

     DAC

     Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares of the Stock as are beneficially owned by TAG. The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, has not yet been determined.

     MHM Texas

     Because of its position as one of two general partners of EBD, the sole general partner of TAG, MHM Texas may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares of the Stock as are beneficially owned by TAG. The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, has not yet been determined.

     MHM

     Because of his position as the President and sole shareholder of MHM Texas, MHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares of the Stock as are beneficially owned by TAG. The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, has not yet been determined.

     MAC

     The aggregate number of shares of the Stock that MAC owns beneficially, pursuant to Rule 13d-3 of the Act, has not yet been determined.

     AMM

     Because of his position as the President and sole stockholder of MAC and as the sole general partner of ELX, AMM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares of the Stock as are beneficially owned by MAC and of the 12,000,000 shares of the Stock beneficially owned by ELX. The aggregate number of shares of the Stock that MAC owns beneficially, pursuant to Rule 13d-3 of the Act, has not yet been determined.

     ELX

     The aggregate number of shares of the Stock that ELX owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,000,000, which constitutes approximately 11.9% of the 100,436,696 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     Except as set forth above, to the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     TAG and MAC have entered into a binding commitment to purchase 24,000,000 shares of the Stock and will obtain the right to acquire 30,100,000 shares of the Stock upon the delivery to them of the Series A Warrants as described in Item 4. Although the Reporting Persons are deemed to beneficially own such shares pursuant to Rule 13d-3(d)(1)(i) of the Act, the Reporting Persons possess only the right to acquire such shares and do not, therefore, exercise voting or dispositive power over such shares, as set forth below.

     TAG

     Acting through its sole general partner, TAG has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     EBD

     As the sole general partner of TAG, EBD has no power to vote or to direct the vote and to dispose or direct the disposition of any shares of the Stock.

     DAC

     As one of two general partners of EBD, which is the sole general partner of TAG, DAC has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     MHM Texas

     As one of two general partners of EBD, which is the sole general partner of TAG, MHM Texas has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     MHM

     As the President and sole shareholder of MHM Texas, which is one of two general partners of EBD, which is the sole general partner of TAG, MHM has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     MAC

     Acting through its President, MAC has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     AMM

     As the President and sole stockholder of MAC and as the sole general partner of ELX, AMM has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     ELX

     Acting through its sole general partner, ELX has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     (c) Other than as set forth in Item 4 above, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past sixty (60) days.

     (d) No persons other than the Reporting Persons have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no understandings or relationships with respect to the shares of the Stock owned by the Reporting
Persons.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A -- Agreement Pursuant to Rule 13d-l(f)(1)(iii), at page 28.

     Exhibit B -- Stock and Note Purchase Agreement, at page 31.

     Exhibit C -- Form of Registration Rights Agreement, at page
170.

     Exhibit D -- Form of Senior Subordinated Note, at page 183.

     Exhibit E -- Form of Series A Warrant, at page 203.

     Exhibit F -- Form of Management Agreement, at page 238.

     Exhibit G -- Form of Standstill Letter, at page 246.

     Exhibit H -- option Agreement, at page 248.

     Exhibit I -- Agreement of Limited Partnership of ELX Limited
     Partnership , at page 259.

     Exhibit J -- Press Release, at page 279.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 8, 1989

                                   THE AIRLIE GROUP, L.P.,
                                   a Delaware limited partnership

                                   By:   EBD, L.P.,
                                         a Delaware limited
                                         partnership, General
                                         Partner



                                   By:   MHM TEXAS, INC.,
                                         a Texas corporation,
                                         General Partner



                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President


                                   EBD, L.P.,
                                   a Delaware limited partnership


                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President


                                   MHM TEXAS, INC.,
                                   a Texas corporation



                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President



                                   /s/ Ervin D. Cruce
                                   Ervin D. Cruce,
                                   attorney-in-fact for:



                                   DORT A. CAMERON, III (1)
                                   MORTON H. MEYERSON (2)



                                   MILLEY & COMPANY,
                                   a Delaware corporation



                                   By:   /s/ Alexander M. Milley
                                         Alexander M. Milley,
                                         President



                                   /s/ Alexander M. Milley
                                   ALEXANDER M. MILLEY



                                   ELX LIMITED PARTNERSHIP,
                                   a Delaware limited partnership



                                   BY:   /s/ Alexander M. Milley
                                         Alexander M. Milley,
                                         General Partner

(1) A Power of Attorney authorizing Ervin D. Cruce, et al., to act on behalf of Dort A. Cameron, III, previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Ervin D. Cruce, et al., to act on behalf of Morton H. Meyerson previously has been filed with the Securities and Exchange Commission.

                           EXHIBIT "A"



     Pursuant to Rule 13d-l(f)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this
Exhibit is attached is filed on behalf of them in the capacities set forth herein below.

                                   THE AIRLIE GROUP, L.P.,
                                   a Delaware limited partnership

                                   By:   EBD, L.P.,
                                         a Delaware limited
                                         partnership, General
                                         Partner



                                   By:   MHM TEXAS, INC.,
                                         a Texas corporation,
                                         General Partner



                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President


                                   EBD, L.P.,
                                   a Delaware limited partnership


                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President


                                   MHM TEXAS, INC.,
                                   a Texas corporation



                                   By:   /s/ Ervin D. Cruce
                                         Ervin D. Cruce,
                                         Vice President



                                   /s/ Ervin D. Cruce
                                   Ervin D. Cruce,
                                   attorney-in-fact for:



                                   DORT A. CAMERON, III (1)
                                   MORTON H. MEYERSON (2)



                                   MILLEY & COMPANY,
                                   a Delaware corporation



                                   By:   /s/ Alexander M. Milley
                                         Alexander M. Milley,
                                         President



                                   /s/ Alexander M. Milley
                                   ALEXANDER M. MILLEY



                                   ELX LIMITED PARTNERSHIP,
                                   a Delaware limited partnership



                                   BY:   /s/ Alexander M. Milley
                                         Alexander M. Milley,
                                         General Partner